

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

NO ACT
P.E 2.7.03
1-12996



03056656

April 15, 2003

Paul H. Maple
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, TN 37238-1800

Act 1934
Section
Rule 14A-8
Public Availability 4/15/2003

Re: Advocat Inc.
Incoming letter dated February 7, 2003

Dear Mr. Maple:

This is in response to your letter dated February 7, 2003 concerning the shareholder proposal submitted to Advocat by Louis J. Rakoczy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Louis J. Rakoczy
22673 Coleta Drive
Salinas, CA 93908

CRGH


H3GM®
HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.

February 7, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Advocat Inc. - Request for No-Action Letter

Ladies and Gentlemen:

On behalf of our client, Advocat Inc., a Delaware corporation ("**Advocat**"), we hereby notify the Securities and Exchange Commission (the "**Commission**") of Advocat's desire to omit a shareholder proposal from the proxy materials for its 2003 Annual Meeting of Shareholders (the "**Annual Meeting**"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The Proposal

On December 31, 2002, Advocat received a letter (the "**Letter**") from Louis J. Rakoczy (the "**Proponent**"), a copy of which is attached hereto as Exhibit A. In the Letter, the Proponent set forth a proposal to terminate Advocat's Shareholders' Rights Plan (the "**Proposal**") and requested that the Proposal be included in the proxy materials for the Annual Meeting.

The Proposal and its supporting statement (the "**Supporting Statement**") read in their entirety as follows:

> PROPOSAL
>
> To terminate the Shareholder Rights Plan (the "Plan") originally dated as of March 13, 1995 and amended and restated as of December 7, 1998, by and between Advocat inc., [sic] a Delaware corporation, and Third National Bank in Nashville, the Rights Agent.
>
> SUPPORTING STATEMENT
>
> The "Plan" serves as a deterrent to any serious investor or potential acquirer of Advocat, Inc. In section 23 of the amendment, the Board of Directors has the

315 DEADERICK STREET, SUITE 1800 NASHVILLE, TENNESSEE 37238-1800
phone 615-256-0500 fax 615-251-1059 www.h3gm.com

absolute right to invoke this plan or to effectively terminate it by redeeming all the outstanding rights for one cent each. (Each share of common stock is entitled to one right, which may be exercised when someone acquires or makes a tender offer to acquire 15.0% or more of the common stock of Advocat.) Under this plan, a significant change in ownership will occur only with the blessing of the current Board of Directors.

Purpose

This letter constitutes Advocat's statement of reasons for omitting the Proposal from its proxy materials and, in accordance with Rule 14a-8(j)(2)(iii), also constitutes our supporting legal opinion, as counsel to Advocat, to the extent such reasons relate to matters of law.

To the extent we provide legal opinions herein such opinions are limited to the law of Delaware as it relates to corporations. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The opinions herein are rendered in connection with the matters addressed herein and may not be relied upon by any other person or entity without our prior written consent.

No Action Request

We respectfully request the staff of the Division of Corporation Finance (the "**Staff**") to indicate that it will not recommend any enforcement action to the Commission should Advocat omit the Proposal from its proxy materials for any or all of the following reasons:

1. The Proposal is not a proper subject for action by Advocat shareholders under the laws of the State of Delaware and may be properly omitted under Rule 14a-8(i)(1);

2. The Proposal violates the laws of the State of Delaware and may be properly omitted under Rule 14a-8(i)(2); and

3. The Proposal contains false or misleading statements, is vague and indefinite, and may be properly omitted under Rule 14a-8(i)(3).

I. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY ADVOCAT SHAREHOLDERS UNDER THE LAWS OF THE STATE OF DELAWARE.

Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Proposals that are simply recommendations or suggestions may be proper under Rule 14a-8(i)(1) unless demonstrated otherwise.

A. Exclusive Management Authority Granted to Board of Directors

Section 141(a) of the Delaware General Corporation Law ("**DGCL**") states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation.

Delaware courts have consistently granted the authority to manage a corporation's affairs to its board of directors, subject to limitations set forth in the corporation's certificate of incorporation. Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). The Delaware Supreme Court holds as a "cardinal precept" of Delaware law that directors alone are entrusted with the obligation of managing the business and affairs of the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984), rev'd on other grounds, 746 A.2d 244 (Del. Supr. 2000); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984), rev'd on other grounds, 746 A.2d 244 (Del. Supr. 2000) ("The bedrock of the General Corporation law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."). Delaware courts have repeatedly protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. See Abercrombie v. Davis, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957). As the court stated in *Abercrombie*:

> [Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy . . . So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.
>
> Abercrombie, 123 A.2d at 608, 611.

It is also well established that the adoption of defensive measures such as a shareholders' rights plan are within the powers specifically within the board's purview. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. Supr. 1986) (holding that the adoption of a defensive measure "was proper and fully accorded with the powers, duties and responsibilities conferred upon directors under our law"). Delaware courts have consistently recognized that the authority to manage the business and affairs of the corporation includes the ability to unilaterally adopt a shareholders rights plan. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353, 1357 (Del. 1985) (holding that sufficient authority for the adoption of a rights plan exists in Section 157 of the DGCL, and that the inherent powers found in Section 141(a) provide additional authority upon which to enact such a plan); Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001) (stockholders lack the ability to oppose implementation of a rights plan); See also Quickturn, 721 A.2d at 1291-92 (DGCL 141 prohibits limitations on the board's power over such plans, subject to the board's fiduciary duties). In refusing to interfere with a board's discretion in implementing or maintaining a rights plan, Delaware courts have recognized that "prudent deployment of the pill proved to be largely beneficial to shareholder interests: it often resulted in a bidding contest that culminated in an acquisition on terms superior to the initial hostile offer." Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998).

The Proposal is not cast as a precatory recommendation or request that Advocat's board of directors take the specified action. To a reasonable reader the plain language of the Proposal purports to bind Advocat to the stated course of action if approved by the shareholders. No other plausible interpretation exists. Thus, the Proposal will likely be viewed by Advocat shareholders as a mechanism by which they may unilaterally terminate the Advocat Shareholder Rights' Plan (the "**Advocat Plan**"). This power is not granted to shareholders under Delaware law.

Directors in Delaware are clearly given primary management authority over the corporation, which includes the adoption and maintenance of a shareholders rights plan. The ostensibly binding nature of the Proposal purports to remove authority from the Advocat directors with respect to the Advocat Plan without authorization from Advocat's certificate of incorporation. In our opinion, this attempted removal of authority is contrary to the language of the DGCL and the well-settled body of case law in Delaware.

The Staff has taken a no action position under Rule 14a-8(i)(1). See Novell, Inc., SEC No-Action Letter, 2000 WL 223715 (February 14, 2000). The circumstances in Novell involved the adoption of a bylaw requiring redemption of an existing shareholders' rights plan and shareholder approval prior to the adoption of another shareholders' rights plan. This attempted removal of board autonomy in Delaware appears analogous to the Proposal.

B. The Proposal Violates DGCL Section 157

Section 157 of the DGCL states (emphasis added):

> Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights of options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments ***as shall be approved by the board of directors***.
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as ***shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors*** providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

By its terms, Section 157 authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. Unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, Section 157 does not set forth any powers that can be exercised by shareholders. Indeed, the only available limitation to the authority granted by Section 157 would be any set forth in the corporation's certificate of incorporation and the board's fiduciary duties. Shareholders of a corporation are not afforded any right to dictate or control this process.

Shareholders' rights plans, including the Advocat Plan, generally provide for the issuance of rights to purchase securities and clearly fit within the meaning of "rights or options" to purchase stock referred to in Section 157. In our opinion, the Proposal would violate Section 157 of the DGCL by permitting Advocat shareholders to be involved in a decision making process that has been expressly reserved to the board of directors, particularly where no such involvement is contemplated by Advocat's certificate of incorporation.

C. The Proposal Allows Shareholders to Control Expense of Corporate Funds

Termination of the Advocat Plan would require a redemption of outstanding rights and the expenditure of approximately $54,932.87, plus legal, accounting and other fees. As noted above, with limited exceptions Section 141(a) of the DGCL provides that the corporation will be managed exclusively by the board of directors. Inherent in such management is the expenditure of corporate funds. Indeed, a primary and necessary function of management is controlling the manner in which corporate assets are used. See, e.g., Wilderman v. Wilderman, 315 A.2d 610, 614 (Del. Ch. 1974) (right to compensate corporate officers normally a board matter); Brehm v. Eisner, 746 A.2d 244, 263 (Del. Supr. 2000) (holding that agent compensation is matter of directors' judgment). Accordingly, it is not appropriate for shareholders to restrict the discretion of a board regarding the expenditure of corporate funds, particularly where the board has clearly recognized authority as in the adoption and maintenance of shareholder rights plans. In our opinion, the redemption caused by termination of the Advocat Plan would abrogate the inherent decision-making authority granted to Advocat's board granted by the DGCL and would violate Delaware law.

The Staff has taken a no-action position with respect to companies objecting to the expenditure of funds at the shareholders' discretion. See Radiation Care SEC No-Action Letter, 1994)(providing no-action relief in connection with proposal to adopt bylaw authorizing the expenditures of corporate funds).

II. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(2) AS IT VIOLATES THE LAWS OF THE STATE OF DELAWARE.

As indicated in I.A. above, the DGCL and Delaware case law clearly grant corporate boards primary management authority over the affairs of corporations. Included in this authority is a board's right to adopt and maintain defensive measures to protect the corporation from potential acquirors. See Moran, 500 A.2d at 1354-55. Delaware courts hold that such authority fits exclusively within a board's power, and does not extend to a corporation's shareholders. Account, 780 A.2d at 249; Quickturn, 721 A.2d at 1291-92. As fiduciaries to the corporation and its stockholders, directors have the duty to diligently exercise their responsibilities as managers of the corporation. The Delaware Supreme Court has specifically held that included in the board's fiduciary duties is "the selection of a time frame for achievement of corporate goals," which the shareholder rights plan allows it to do. "That duty," the Delaware Supreme Court held, "may not be delegated to shareholders." Paramount Communications Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989).

The Proposal purports to allow Advocat's shareholders to unilaterally terminate the Advocat Plan. It is our opinion that such a result directly contravenes Delaware law. As fiduciaries of the corporation, Advocat's board of directors has the exclusive, non-delegable authority to adopt and maintain the Advocat Plan.

The Staff has taken a no action position under Rule 14a-8(i)(2). See General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (March 5, 2001) and Atlas Air Worldwide Holdings, Inc., SEC No-Action Letter, 2002 WL 1058533 (April 5, 2002). Although the circumstances involved in each of the foregoing no-action responses involved the adoption of bylaws requiring shareholder consent to adopt, maintain and/or redeem a shareholders' rights plan, their attempted removal of board autonomy in Delaware appears analogous to the Proposal.

III. THE PROPOSAL SHOULD BE OMITTED UNDER RULE 14a-8(i)(3) AS IT CONTAINS FALSE OR MISLEADING STATEMENTS, AND IS VAGUE AND INDEFINITE.

Under Rule 14a-8(i)(3), a company may properly omit from its proxy materials a proposal that, along with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy materials. In addition, the Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. Occidental Petroleum Corporation, SEC No-Action Letter, 1991 WL 176728 (February 11, 1991).

The following statements (noted in bold) by the Proponent in the Proposal and its supporting statement appear to fall within the Rule 14a-8(i)(3) exclusion and the Staff's accompanying interpretations:

"To terminate the Shareholder Rights Plan."

This statement in the Proposal indicates to the shareholders that upon their approval of the Proposal, the Advocat Plan will immediately terminate. This is false and misleading. As established in Sections I and II above, under Delaware law the termination of a shareholders' rights plan is exclusively a board's decision and shareholders do not generally have the unilateral right to dispose of such a plan. Advocat shareholders are not informed with reasonable certainty what actions or measures are required to terminate the Advocat Plan; instead, they are clearly misled into an assumption that their vote will terminate such plan.

"The 'Plan' serves as a deterrent to any serious investor or potential acquirer of Advocat, Inc."

This introductory statement in the Supporting Statement is ill-defined, vague and indefinite. The Advocat Plan has clearly defined thresholds that a party must meet before the terms of the plan are triggered. The term "serious investor" as used in the Supporting Statement has no clear definition or relevance to the Advocat Plan.

"In section 23 of the amendment, the Board of Directors has the absolute right to invoke this plan or to effectively terminate it by redeeming all the outstanding rights for one cent each. (Each share of common stock is entitled to one right, which may be exercised when someone acquires or makes a tender offer to acquire 15.0% or more of the common stock of Advocat.)"

This part of the Supporting Statement purports to describe the Advocat Plan. It is replete with undefined and imprecise terms, and omits information necessary to understand the mechanics of the Advocat Plan. This language will mislead Advocat shareholders if inserted into the proxy materials.

"Under this plan, a significant change in ownership will occur only with the blessing of the current Board of Directors."

This statement in the Supporting Statement is ill-defined, vague and indefinite. The terms "significant change" and "blessing" are imprecise and misleading. In addition, the reference to the "current Board of Directors" implies that the members Advocat's board at the time of the Annual Meeting will have a continuing right to administer the Advocat Plan. Since the members of Advocat's board are subject to change, this statement is misleading.

The Staff has stated that it may allow a proponent to revise a proposal or supporting statement that "may be materially false or misleading or irrelevant to the subject matter of the proposal." Staff Legal Bulletin No. 14 (July 13, 2001). In section E.1 of that bulletin, however, the Staff also observed that its policy was meant to apply to "revisions that are minor in nature and do not alter the substance of the proposal," and that "when a proposal and its supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Extensive revisions to the Proposal are clearly necessary to make it conform to the proxy rules.

Conclusion

Based on any or all the foregoing Sections I, II, and III, Advocat respectfully requests that the Staff not recommend enforcement action to the Commission if the Proposal is omitted from the proxy materials for the Annual Meeting. If the Staff disagrees with the conclusion that the Proposal may be omitted from the proxy materials on the grounds set forth herein, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), enclosed are six copies of this letter, including all exhibits. A copy is also being sent to the Proponent. Also in compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Advocat's anticipated date of filing of its definitive proxy statement in connection with the Annual Meeting. Also enclosed as Exhibits B and C is correspondence between Advocat and the Proponent pursuant to which Proponent substantiated his eligibility to submit a shareholder proposal under Rule 14a-8(b).

Please acknowledge receipt of this letter by stamping a copy of the first page of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call me at (615) 256-0500.

Regards,

HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.



Paul H. Maple

EXHIBIT A

Letter from Louis J. Rakoczy

Louis J Rakoczy
22673 Coleta Drive
Salinas, CA 93908

December 30, 2002

Advocat Shareholder Services
277 Mallory Station Road, Suite 130
Franklin, TN 37067

To Whom It May Concern:

I am submitting the below shareholder proposal for consideration at the 2002 Annual Meeting of Stockholders. As of December 30, 2001, I held 22,500 shares of common stock. I now own 90,000 shares. I plan on continuing to hold these securities through the date of the 2002 meeting of shareholders.

PROPOSAL
To terminate the Shareholder Rights Plan (the "Plan") originally dated as of March 13, 1995 and amended and restated as of December 7, 1998, by and between Advocat inc., A Delaware corporation, and Third National Bank in Nashville, the Rights Agent.

SUPPORTING STATEMENT
The "Plan" serves as a deterrent to any serious investor or potential acquirer of Advocat Inc. In section 23 of the amendment, the Board of Directors has the absolute right to invoke this plan or to effectively terminate it by redeeming all the outstanding rights for one cent each. (Each share of common stock is entitled to one right, which may be exercised when someone acquires or makes a tender offer to acquire 15.0% or more of the common stock of Advocat.) Under this plan, a significant change in ownership will occur only with the blessing of the current Board of Directors.

As a shareholder, I prefer to allow market demand for Advocat stock to freely affect the stock price, knowing that anyone interested in controlling a 15% stake (or greater) is interested only in increasing the value of their investment. This plan serves the Board of Directors and current management only, not the shareholder.

Sincerely,



Louis J Rakoczy

EXHIBIT B

Letter from Advocat to Louis J. Rakoczy



VIA FEDERAL EXPRESS

January 10, 2003

Mr. Louis J. Rakoczy
22673 Coleta Drive
Salinas, CA 93908

RE: Stockholder Proposal - Eligibility

Dear Mr. Rakoczy:

As an officer of Advocat Inc. ("**Company**"), I am responding to your written correspondence dated December 30, 2002, in which you submitted a stockholder proposal for inclusion in the Company's proxy materials for its 2003 annual meeting.

This letter serves as notice that your proposal fails to satisfy an eligibility requirement in Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934. Our records indicate that you are not a registered stockholder of the Company. If you hold Company securities through a bank or broker, you must submit to the Company written verification from such banker or broker that you continuously held Company securities with a market value of at least $2,000 from December 30, 2001 to December 30, 2002.

You must verify your eligibility by submitting to the Company the appropriate written confirmation postmarked or transmitted electronically no later than 14 days from your receipt of this letter. Should you fail to properly correct this procedural deficiency in a timely manner, on that basis your proposal may be omitted from the Company's 2003 proxy materials.

Sincerely,

William R. Council, III
Chief Executive Officer
Advocat Inc.

EXHIBIT C

Correspondence Confirming Eligibility

JAN 30 2003

Louis J. Rakoczy
22673 Coleta Drive
Salinas, CA 93908

January 15, 2003

Advocat Inc.
277 Mallory Station Road, Suite 130
Franklin, TN 37067

To Whom It May Concern:

Thank you for your response in regards to my eligibility to submit a stockholder proposal (see attached). In response to this request, I have attached a letter verifying my stock ownership over the requested time period. As stated in my original submission, I do plan on maintaining this minimum market value of *Advocat Inc.* stock through the date of the shareholder meeting. Please let me know if you need any further information.

Sincerely,



Louis J. Rakoczy


AMERITRADE

January 14, 2003

Louis J. Rakoczy
22673 Coleta Dr.
Salinas, CA 93908

Re: Advocat Inc. Shares

Dear Mr. Rakoczy,

Thank you for allowing me to assist you today. This letter is to verify that you have continuously held shares of Advocat Inc. with a market value in excess of $2,000.00 from December 30, 2001 through December 30, 2002 in your Ameritrade account.

Please let me know if I may be of further assistance.

Sincerely,



Darci Jensen
Client Services
Ameritrade

Street Address: 1005 North Ameritrade Place, Bellevue, NE 68005 Mailing Address: PO Box 2209, Omaha, NE 68103-2209
T (800) 669-3900 F (816) 243-3769 www.ameritrade.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Advocat Inc.
Incoming letter dated February 7, 2003

The proposal mandates that a particular rights plan be terminated.

There appears to be some basis for your view that Advocat may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Advocat with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Advocat omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

Assuming the proponent has revised the proposal in the above manner, we are unable to concur in your view that Advocat may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Advocat may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Advocat may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Advocat may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Katherine W. Hsu
Attorney-Advisor